Exhibit 99.1

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AND NOTES FOR THE

 SECOND QUARTER ENDING JUNE 30, 2009

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(Unaudited In thousands of US dollars)

	June 30,	December 31,
	2009	2008

Assets
Current
Cash	$37,267	$26,789
Short-term investments (Note 6)	75,120	3,350
Accounts receivable	51,382	37,587
Income taxes receivable	17,668	13,480
Inventories (Note 7)	83,623	72,650
Unrealized gain on commodity and foreign currency contracts	5,194	10,829
Future income taxes	5,111	5,602
Prepaid expenses and other current assets	3,464	4,076
Total Current Assets	278,829	174,363

Mineral property, plant and equipment, net (Note 8)	683,832	697,061
Other assets (Note 9)	11,144	1,959
Total Assets	$973,805	$873,383

Liabilities
Current
Accounts payable and other current liabilities (Note 10)	$57,852	$58,287
Income taxes payable	884	6,727
Unrealized loss on commodity and foreign currency contracts	3,993	14,267
Total Current Liabilities	62,729	79,281

Provision for asset retirement and reclamation	58,830	57,323
Future income taxes	44,978	45,392
Total Liabilities	166,537	181,996

Non-controlling interests	6,369	5,746

Shareholders’ equity
Share capital (authorized 200,000,000 common shares of no par value)	754,536	655,517
Contributed surplus	4,662	4,122
Accumulated other comprehensive loss	(1,351)	(232)
Retained earnings	43,052	26,234
Total Shareholders’ Equity	800,899	685,641
Total Liabilities, Non-controlling interests and Shareholders’ Equity	$973,805	$873,383

See accompanying notes to the consolidated financial statement.

PAN AMERICAN SILVER CORP.
Consolidated Statements of Operations
(Unaudited in thousands of US dollars, except for share and per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Sales	$111,392	$104,079	$181,798	$212,829
Cost of sales	66,046	52,101	111,163	102,612
Depreciation and amortization	21,856	12,719	36,671	22,583
Mine operating earnings	23,490	39,259	33,964	87,634

General and administrative	2,498	3,751	4,765	5,347
Exploration and project development	2,161	1,008	2,802	1,722
Accretion of asset retirement obligation	754	671	1,447	1,343
Operating earnings	18,077	33,829	24,950	79,222
Interest and financing expenses	(1,121)	(155)	(1,547)	(618)
Doubtful accounts provision (Note 5)	(4,375)	-	(4,375)	-
Investment and other (expense) income	(1,069)	1,214	(342)	1,477
Foreign exchange loss	(1,152)	(29)	(318)	(2,202)
Net gains (losses) on commodity and foreign currency contracts	2,442	(1,077)	2,725	477
Net gain (loss) on sale of assets	37	(2)	53	1,098
Income before non-controlling interests and taxes	12,839	33,780	21,830	79,454
Non-controlling interests	63	28	32	(992)
Income tax provision	(2,694)	(12,451)	(5,044)	(26,948)
Net income for the period	$10,208	$21,357	$16,818	$51,514

Earnings per share:

Basic income per share (Note 12)	$0.12	$0.26	$0.20	$0.65
Diluted income per share	$0.12	$0.26	$0.20	$0.63

Weighted average number of shares outstanding
(in thousands)
Basic	87,230	80,786	85,694	79,680
Diluted	87,369	81,020	85,986	81,288

Consolidated Statements of Comprehensive Income
(Unaudited – in thousands of US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Comprehensive income
Net income for the period	$10,208	$21,357	$16,818	$51,514
Unrealized (loss) gain on available for sale securities (net of tax)	(2,329)	13,254	(1,080)	11,907
Reclassification adjustment for gains included in net income (net of tax)	(35)	(594)	(39)	(594)
Comprehensive income	$7,844	$34,017	$15,699	$62,827

See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.
Consolidated Statements of Cash Flows
(Unaudited - in thousands of US dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Operating activities
Net income	$10,208	$21,357	$16,818	$51,514
Reclamation expenditures	-	(90)	-	(128)
Items not involving cash:
Depreciation and amortization	21,856	12,719	36,671	22,583
Asset retirement and reclamation accretion	754	671	1,447	1,343
Net (gain) loss on sale of assets	(37)	2	(53)	(1,098)
Future income taxes	48	1,144	(2,022)	6,125
Non-controlling interests	(63)	(28)	(32)	992
Unrealized losses on foreign exchange	2,370	3,915	2,150	3,915
Unrealized losses (gains) on commodity and foreign currency contracts	(2,950)	5,086	(4,638)	4,467
Stock-based compensation	352	914	1,195	1,389
Changes in non-cash operating working capital (Note 13)	(504)	5,103	(24,877)	(20,844)
Cash generated by operating activities	32,034	50,793	26,659	70,258

Investing activities
Mining property, plant and equipment expenditures (net	(19,654)	(61,805)	(38,306)	(105,318)
of accruals)
Proceeds from (purchase of) sale of short-term investments	298	36,953	(73,332)	14,662
Proceeds from sale of assets	57	-	95	9,450
Purchase of other assets	(3,360)	(7,258)	(5,015)	(12,146)
Cash used in investing activities	(22,659)	(32,110)	(116,558)	(93,352)

Financing activities
Proceeds from issuance of common shares (Note 11)	45	152	103,909	50,841
Share issue costs	(39)	-	(5,592)	-
Dividends paid by subsidiaries to non controlling interests	-	(1,241)	-	(2,626)
Contributions from non controlling interest	1,238	-	1,626	-
(Repayments of) proceeds from advances on metal shipments and third party loans	(2,583)	403	434	1,060
Cash (used in) generated by financing activities	(1,339)	(686)	100,377	49,275

Increase in cash during the period	8,036	17,997	10,478	26,181
Cash beginning of period	29,231	60,099	26,789	51,915
Cash end of period	$37,267	$78,096	$37,267	$78,096

Supplemental Disclosures (Note 14)
Interest paid	$-	$-	$-	$-

Taxes paid	$4,036	$7,487	$12,257	$16,326

See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.
Consolidated Statements of Shareholders’ Equity
for the six months ended June 30, 2009 and 2008
(Unaudited - in thousands of US dollars, except for amounts of shares)

	Common Shares
	Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings	Total

Balance, December 31, 2008	80,786,107	$655,517	$4,122	$(232)	$26,234	$685,641
Issued on the exercise of stock options	32,000	515	(139)	-	-	376
Issued on public offering (Note 11)	6,371,000	97,937	-	-	-	97,937
Issued as compensation	44,626	624	-	-	-	624
Shares cancelled	(8,060)	(57)	-	-	-	(57)
Stock-based compensation on options granted	-	-	679	-	-	679
Other comprehensive loss	-	-	-	(1,119)	-	(1,119)
Net income	-	-	-	-	16,818	16,818
Balance, June 30, 2009	87,225,673	$754,536	$4,662	$(1,351)	$43,052	$800,899

	Common Shares
	Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total

Balance, December 31, 2007	76,662,651	$592,402	$14,233	$(8,650)	$1,632	$599,617
Issued on the exercise of stock options	129,371	3,310	(650)	-	-	2,660
Issued on the exercise of share purchase warrants	3,969,016	58,928	(10,744)	-	-	48,184
Issued as compensation	25,069	877	-	-	-	877
Stock-based compensation on options granted	-	-	649	-	-	649
Other comprehensive income	-	-	-	11,313	-	11,313
Net income	-	-	-	-	51,514	51,514
Balance, June 30, 2008	80,786,107	$655,517	$3,488	$2,663	$53,146	$714,814

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008 and for the three and six month periods ended June 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. and its subsidiary companies (collectively, the “Company”, or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining, and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico, Bolivia, and Argentina.  The Company has exploration activities throughout South America and Mexico.

2.	Summary of Significant Accounting Policies

a)	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements, except for the change as discussed in Note 3. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month period ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2008.

b)	Principles of Consolidation:

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects Owned

Pan American Silver S.A. Mina Quiruvilca	Peru	99.9%	Consolidated	Huaron Mine/Quiruvilca Mine
Compañía Minera Argentum S.A.	Peru	92.2%	Consolidated	Morococha Mine
Minera Corner Bay S.A. de C.V.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Triton Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine

Inter-company balances and transactions have been eliminated on consolidation.

3.	Changes in Accounting Policy

On January 1, 2009, the Company adopted one new Section of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook and continues to evaluate the adoption of three other new Handbook Sections: Section 3064, “Goodwill and Intangible Assets” was adopted; Section 1582, “Business Combinations”, Section 1601, “Consolidated  Financial Statements”, and Section 1602, “Non-controlling Interests” continue to be evaluated.  In addition, two new Emerging Issues Committee (“EIC”) Abstracts, EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities and EIC 174, Mining Exploration Costs, were adopted in the first quarter.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008 and for the three and six month periods ended June 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Goodwill and Intangible Assets: The CICA issued a new accounting standard, Section 3064, “Goodwill and Intangible Assets”, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset and, as a result, start-up costs must be expensed as incurred, to be applied retrospectively. The Company adopted this standard beginning January 1, 2009 and a retrospective review of the impact was deemed immaterial and thus the Company’s consolidated financial position or results of operations of prior periods were not restated.

Credit risk and the fair value of financial assets and financial liabilities: In January, 2009, the EIC of the Canadian Accounting Standards Board (“AcSB”) issued EIC Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This EIC should be applied retrospectively without restatement of prior years to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. This EIC, which was effective for the Company on January 1, 2009, had no impact on the Company’s financial position or results of operations because the aforementioned credit risks had been incorporated into the Company’s valuation methodology before the EIC was issued.

Mining Exploration Costs: In March, 2009, the EIC also issued EIC Abstract 174, Mining Exploration Costs, which provides additional guidance for treatment of exploration costs and timing of impairment tests on those exploration costs that have been capitalized. This EIC should be applied to financial statements issued after March 24, 2009 on a prospective basis without restatement of prior years’ financial statements. This EIC had no impact on the Company’s financial position or results of operations because the aforementioned guidelines are in line with the Company’s accounting policy for mineral exploration costs as well as asset impairment testing.

Business Combinations: In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted.  The Company is evaluating the attributes of early adoption of these standards and their potential effects.

4.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and provide returns to its shareholders.  The Company’s capital structure consists of shareholders’ equity, comprising issued share capital plus contributed surplus plus retained earnings less accumulated other comprehensive loss.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2008.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008 and for the three and six month periods ended June 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

5.	Financial Instruments

Overview:

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns.  The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk.  The Company’s Management and the Board of Directors have overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Metal price risk:

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments.

The Company derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company policy is to not hedge the price of silver.

The Company mitigates the Company’s price risk associated with its non-silver base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meets its contractual obligations, and arises principally from the Company’s trade receivables.  The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead, and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente, and La Colorada mines.  Concentrate contracts are common business practice in the mining industry.  At June 30, 2009 the Company had receivable balances associated with buyers of our concentrates of $32.8 million (December 31, 2008 - $11.8 million).  The majority of our concentrate is sold to four well known concentrate buyers.

The largest buyer of the Company’s copper concentrate production and pyrite stockpile material in Peru, Doe Run Peru (“DRP”), which owns and operates the La Oroya smelter, began experiencing severe financial distress during the first quarter of 2009 when it was not able to draw on its credit facilities, rendering it unable to finance the working capital associated with its business.  To date, DRP has not resolved its financing needs, causing the complete closure of the La Oroya smelter in June 2009. The Company’s Peruvian operations halted deliveries of concentrates to DRP in March 2009.  In early August 2009, DRP was reported to have filed an application for bankruptcy protection under Peruvian laws.

At June 30, 2009 the amount owed to the Company by DRP was approximately $8.8 million.  While the Company continues to pursue all legal and commercial avenues to collect outstanding payments in full, the timing of such a collection does not appear imminent and there is uncertainty regarding its ultimate collectability. In recognition of these circumstances, the Company has established a doubtful debt provision for $4.4 million of the amount receivable in Q2 2009 and, in addition, reclassified the remaining

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008 and for the three and six month periods ended June 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

receivable balance of $4.4 million from current assets into long term assets on its consolidated balance sheet. This reclassification reflects the Company’s current expectation that the remaining receivable balance of $4.4 million owed by DRP may not be recovered within the next twelve months, and in recognition of that expectation, the Company recorded an additional charge of $0.6 million in the second quarter of 2009 related to the negative present value impact of the expected delay in recovery of the DRP receivable.  If events or circumstances change at DRP, then a further material write-down of the remaining long-term receivable may be necessary in future periods.  The combined after tax effect on earnings in Q2 2009 of these charges related to our DRP receivable was $3.3 million.

Silver doré production from La Colorada, Alamo Dorado and Manantial Espejo is refined under long term agreements with fixed refining terms at five separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover our precious metals in such circumstances.  The Company maintains insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management, and monitoring.  The Company expects to receive settlements of its zinc and lead positions totaling $5.2 million during the remainder of 2009, which are subject to the described credit risk of three large financial institutions.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.  At June 30, 2009 and December 31, 2008, the Company has no material past due trade receivables other than the DRP situation described above.  Accounts receivable on the Consolidated Balance Sheets is presented with $ NIL provision for doubtful accounts (2008 - $ NIL).

The Company invests its cash and short term investments with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

Foreign Exchange Rate Risk:

The Company reports its financial statements in US dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

In order to mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and Canadian dollars (“CAD”) to match anticipated spending.  At June 30, 2009, the Company had forward contracts to purchase $23.0 million of PEN and $12.0 million of MXN which represent substantially all planned operating expenditures in those currencies for the remainder of 2009 (Note 16).

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008 and for the three and six month periods ended June 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short term investments, and its committed loan facilities.

The Company’s commitments have contractual maturities which are summarized in the following table:

	PAYMENTS DUE BY PERIOD
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$1,361	1,172	189	-	-
Contribution Plan (1)	7,667	2,570	4,925	172	-
Total contractual obligations(2)	$9,028	3,742	5,114	172	-

(1)
In June 2008 the Company initiated a 4 year contractual contribution plan for key officers and management, further discussed in Note 11. Contract commitments for the plan represent remaining payments expected to be paid out and is payable in Canadian dollars ($8.9 million).

(2)
Amounts above do not include payments related to the following: (i) the Company’s anticipated asset retirement obligation of $58.8 million, (ii) current liabilities of $62.7 million and (iii), a pledge of $2.2 million payable by the Company over 3 years for a corporate contribution to the construction of an earth science building at a major educational institution with payment contingent on the institution achieving a specific goal of other funding obtained.  The institution has not reached its funding goal as at June 30, 2009 and therefore the Company has not yet accrued for this contribution.

Fair value of financial instruments:

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities, approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

6.	Short term investments and other investments

	June 30, 2009			December 31, 2008
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains (losses)	Fair Value	Cost	Accumulated unrealized holding gains (losses)
Short term investments	$75,120	$77,224	$(2,104)	$3,350	$3,892	$(542)
Investments (1)	1,161	$405	756	715	405	310
	$76,281	$77,629	$(1,348)	$4,065	$4,297	$(232)

(1)	Investments in certain equity securities are presented in other assets on the balance sheet.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008 and for the three and six month periods ended June 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

7.	Inventories and stockpiled ore

Inventories consist of:

	June 30, 2009	December 31, 2008
Concentrate inventory	$11,153	$13,033
Stockpile ore	20,339	21,301
Direct smelting ore	1,462	1,570
Doré and finished inventory	22,224	11,479
Materials and supplies	29,456	26,386
	84,634	73,769
Less: non-current direct smelting ore (Note 9)	(1,011)	(1,119)
	$83,623	$72,650

8.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Mineral property, plant and equipment consist of:
	June 30, 2009			December 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Huaron mine, Peru	$89,851	$(32,306)	$57,545	$85,930	$(30,377)	$55,553
Morococha mine, Peru	93,339	(21,525)	71,814	88,336	(18,335)	70,001
Alamo Dorado mine, Mexico	180,707	(56,330)	124,377	180,438	(44,404)	136,034
La Colorada mine, Mexico	51,937	(26,786)	25,151	50,984	(20,861)	30,123
Manantial Espejo mine, Argentina(1)	307,251	(20,284)	286,967	6,914	(4,861)	2,053
San Vicente mine, Bolivia	103,272	(6,865)	96,407	8,037	(4,389)	3,648
Other	2,079	(1,128)	951	1,904	(1,032)	872
					,
TOTAL	$828,436	$(165,224)	$663,212	$422,543	$(124,259)	$298,284

Construction in progress:
Manantial Espejo, Argentina(1)	$-	$228,410
San Vicente, Bolivia	-	70,261
TOTAL	$-	$298,671

Non-producing properties:
Morococha, Peru	$19,012	$19,664
Manantial Espejo, Argentina(1)	-	65,856
San Vicente, Bolivia	-	12,976
Other	1,608	1,610
TOTAL Non-producing properties	$20,620	$100,106
TOTAL Mineral Property, Plant and Equipment	$683,832	$697,061

(1) With the completion of the Manantial Espejo and San Vicente projects, balances classified in the prior periods as non-producing properties and construction in progress have been transferred in the current period to mineral property, plant and equipment.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008 and for the three and six month periods ended June 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

9.	Other Assets

Other assets consist of:

	June 30, 2009	December 31, 2008
Long-term refundable tax receivable	$5,014	$-
Long-term trade receivable (Note 5)	3,830	-
Reclamation bonds	128	125
Other investments (Note 6)	1,161	715
Non-current direct smelting ore (Note 7)	1,011	1,119
	$11,144	$1,959

10.	Accounts Payable and Other Current Liabilities

Accounts payable and other current liabilities consist of:

	June 30, 2009	December 31, 2008
Trade accounts payable	$17,834	$21,619
Other accounts payable and trade related accruals	14,215	14,268
Payroll and related benefits	9,523	9,095
Severance accruals	4,256	3,901
Capital leases	1,304	1,897
Advances on concentrates	2,004	1,570
Provisions and other current liabilities	8,716	5,937
	$57,852	$58,287

11.	Share Capital and Stock Compensation Plan

On February 12, 2009, Pan American closed a public offering of common shares (the “Offering”).  Pursuant to the Offering, the Company issued 6,371,000 common shares at a price of $16.25 per share, for aggregate gross proceeds of $103.5 million and total proceeds, net of underwriting fees and expenses, of $98.0 million, including the exercise in full of the underwriters’ over-allotment option.  The Company expects to use the net proceeds from the Offering to fund acquisitions, development programs on acquired mineral properties, working capital requirements, and for other general corporate purposes.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008 and for the three and six month periods ended June 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Transactions concerning stock options and share purchase warrants are summarized as follows in Canadian dollars (“Cdn$”):

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price Cdn$	Shares	Price Cdn$	Shares
As at December 31, 2007	620,559	$18.52	4,010,108	$12.33	4,630,667

Granted	147,057	$36.66	-	$-	147,057
Exercised	(129,371)	$20.73	(3,969,016)	$12.31	(4,098,387)
Expired	-	$-	(41,092)	$12.00	(41,092)
Forfeited	(23,605)	$31.82	-	$-	(23,605)
As at December 31, 2008	614,640	$21.88	-	$-	614,640

Granted	442,008	$17.73	-	$-	442,008
Exercised	(32,000)	$14.85	-	$-	(32,000)
Expired	(37,000)	$24.87	-	-	(37,000)
Forfeited	(25,584)	$21.90	-	$-	(25,584)
As at June 30, 2009	962,064	$20.09	-	$-	962,064

During the three months ended June 30, 2009, 10,000 common shares were issued for proceeds of $0.04 million (June 30, 2008 – 8,000 shares for proceeds of $0.2 million) in connection with the exercise of options under the Stock Compensation Plan.

During the six months ended June 30, 2009, 32,000 common shares were issued for proceeds of $0.4 million (June 30, 2008 – 129,371 shares for proceeds of $2.6 million) in connection with the exercise of options under the Stock Compensation Plan.

Long Term Incentive Plan:

On March 11, 2009 the Company awarded 44,626 shares of common stock with a two year holding period and granted 442,008 options under this plan.  The Company used as its assumptions for calculating expense a discount rate of 1.2 per cent, weighted average volatility of 54.3 per cent, expected lives ranging from 1.5 to 3 years, and an exercise price of Cdn $17.73 per share.  The weighted average fair value of each option was determined to be Cdn $5.37.

For the three and six month periods ended June 30, 2009, the total stock-based compensation expense recognized in the statement of operations was $0.4 million and $1.2 million (June 30, 2008  - $0.9 million and $1.4 million), respectively.

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008 and for the three and six month periods ended June 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

Share Option Plan:

The following table summarizes information concerning stock options outstanding and options exercisable as at June 30, 2009.  The options agreements are in Canadian dollar (“Cdn”) amounts:

	Options Outstanding			Options Exercisable
Range of Exercise Prices Cdn$	Number Outstanding as at June 30, 2009	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price Cdn$	Number Exercisable as at June 30, 2009	Weighted Average Exercise Price Cdn$
$5.00	155,000	16.50	$5.00	155,000	$5.00
$17.73 - $22.00	548,373	47.57	$18.48	121,638	$21.11
$26.77 - $28.40	126,942	33.57	$28.30	81,038	$28.24
$33.00 - $36.60	131,749	42.41	$36.66	43,928	$35.85
	962,064	40.01	$20.09	401,604	$18.03

Key Employee Long Term Contribution Plan:

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company.

The Contribution Plan is a four year plan with a percentage of the bonus payable at the end of each year of the program.  The Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for four years starting in June 2009.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the 4 year period of the Plan is CAD $11.5 million with CAD $8.9 million remaining to be paid as of June 30, 2009 as described in Note 5.  Currently any such payments will be made by way of cash.  No shares will be issued from the treasury pursuant to the Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008 and for the three and six month periods ended June 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

12.	Earnings Per Share (Basic and Diluted)

For the three months ended June 30,	2009			2008
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income	$10,208			$21,357

Basic EPS	$10,208	87,230	$0.12	$21,357	80,786	$0.26
Effect of Dilutive Securities:
Stock Options		139			234
Warrants		-			-

Diluted EPS	$10,208	87,369	$0.12	$21,357	81,020	$0.26

For the six months ended June 30,	2009			2008
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income	$16,818			$51,514

Basic EPS	$16,818	85,694	$0.20	$51,514	79,680	$0.65
Effect of Dilutive Securities:
Stock Options		293			242
Warrants		-			1,366

Diluted EPS	$16,818	85,986	$0.20	$51,514	81,288	$0.63

There were no potentially dilutive securities excluded in the Diluted EPS calculation for the three and six month periods ended June 30, 2009 and 2008 other than out-of-money options (2009 – 258,691 and 345,331, 2008 – 135,963 and 135,963).

13.	Changes in Non-Cash Operating Working Capital Items

The following table summarizes the changes in operating working capital items:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009		2008

Accounts receivable	$(5,839)	$10,446	$(13,096)		$(14,153)
Inventories	352	(8,359)	(6,476	) )	(10,055)
Prepaid expenses	(300)	(340)	183		(204)
Accounts payable and accrued liabilities	7,560	(461)	4,523		(926)
Taxes payable	(2,277)	3,817	(10,011)		4,494
	$(504)	$5,103	$(24,877)		$(20,844)

14.	Supplemental Cash Flow Information

	Three Months Ended		Six Month Ended
	June 30		June 30
	2009	2008	2009	2008
Common shares issued as compensation expense	$-	$326	$624	$877

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008 and for the three and six month periods ended June 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

15.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources, and technical support. Major products are Silver, Zinc, Lead, and Copper produced from mines located in Mexico, Peru, Argentina, and Bolivia.  Segments have been aggregated where operations in specific regions have similar products, production processes, type of customers and economic environment.

	For three months ended June 30, 2009
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Sales to external customers	$16,317	$12,443	$12,659	$-	$21,055	$13,410	$29,739	$5,769	$-	$111,392
Depreciation and amortization	$(1,107)	$(1,297)	$-	$(26)	$(5,834)	$(3,075)	$(9,090)	$(1,394)	$(33)	$(21,856)
Accretion of asset retirement obligation	$(151)	$(60)	$(196)	$-	$(100)	$(81)	$(106)	$(60)	$-	$(754)
Exploration and project development	$-	$(98)	$-	$(128)	$(98)	$(247)	$(188)	$-	$(1,402)	$(2,161)
Interest and financing expenses	$(17)	$(22)	$(20)	$-	$-	$-	$-	$(1)	$(1,061)	$(1,121)
Net gain (loss) on sale of assets	$-	$1	$-	$-	$(1)	$-	$-	$37	$-	$37
Investment and other (expense) income including doubtful accounts provision	$(268)	$(2,092)	$(3,522)	$70	$(758)	$(267)	$(2,645)	$(115)	$4,153	$(5,444)
Foreign exchange gain (loss)	$(936)	$(878)	$1,015	$(14)	$(4,944)	$(65)	$61	$(18)	$4,627	$(1,152)
Net gains (losses) on commodity and foreign currency contracts	$520	$757	$239	$-	$-	$-	$-	$-	$926	$2,442
Income (loss) before income taxes	$1,316	$(496)	$200	$103	$(511)	$2,974	$3,966	$633	$4,717	$12,902
Net income for the period	$369	$(1,769)	$589	$76	$102	$3,030	$1,397	$1,697	$4,717	$10,208
Capital expenditures	$2,023	$2,070	$-	$83	$320	$116	$7,200	$7,811	$31	$19,654
Segment assets	$64,554	$113,639	$32,865	$1,715	$163,293	$51,479	$330,820	$113,087	$102,353	$973,805
Long-lived assets	$57,545	$90,826	$-	$951	$124,377	$25,151	$286,967	$96,407	$1,608	$683,832

	For three months ended June 30, 2008
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Sales to external customers	$21,040	$18,428	$9,563	$-	$35,779	$15,490	$-	$3,779	$-	$104,079
Depreciation and amortization	$(1,012)	$(1,165)	$(405)	$(48)	$(7,998)	$(1,666)	$-	$(402)	$(23)	$(12,719)
Accretion of asset retirement obligation	$(144)	$(90)	$(260)	$-	$(96)	$(81)	$-	$-	$-	$(671)
Exploration and project development	$-	$-	$-	$(127)	$(615)	$-	$(81)	$(2)	$(183)	$(1,008)
Interest and financing expense	$(45)	$(52)	$(35)	$-	$(2)	$-	$-	$(5)	$(16)	$(155)
Net gain (loss) on sale of assets	$-	$-	$-	$-	$-	$-	$-	$-	$(2)	$(2)
Investment and other (expense) income	$(112)	$777	$(98)	$4	$(22)	$6	$(121)	$16	$764	$1,214
Foreign exchange gain (loss)	$12	$(3,085)	$(29)	$28	$(69)	$203	$1,114	$86	$1,711	$(29)
Net gains (losses) on commodity and foreign currency contracts	$(1,989)	$(1,794)	$(726)	$-	$-	$-	$-	$-	$3,432	$(1,077)
Income (loss) before income taxes	$4,972	$1,292	$1,412	$118	$14,033	$4,976	$912	$1,682	$4,411	$33,808
Net income for the period	$1,739	$(360)	$2,691	$118	$7,473	$3,325	$633	$1,327	$4,411	$21,357
Capital expenditures	$2,960	$4,977	$1,812	$558	$527	$4,015	$33,488	$13,461	$7	$61,805
Segment assets	$67,850	$102,278	$52,646	$1,831	$202,136	$57,742	$264,372	$63,347	$85,187	$897,389
Long-lived assets	$56,539	$81,400	$5,596	$566	$149,829	$28,962	$211,105	$48,561	$1,725	$584,283

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008 and for the three and six month periods ended June 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

	For six months ended June 30, 2009
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Sales to external customers	$28,696	$25,883	$18,695	$-	$43,030	$20,959	$35,943	$8,592	$-	$181,798
Depreciation and amortization	$(2,056)	$(3,172)	$(661)	$(78)	$(12,508)	$(4,934)	$(11,483)	$(1,713)	$(66)	$(36,671)
Accretion of asset retirement obligation	$(303)	$(120)	$(393)	$-	$(199)	$(163)	$(209)	$(60)	$-	$(1,447)
Exploration expense	$-	$(98)	$-	$(239)	$(179)	$(438)	$(282)	$-	$(1,566)	$(2,802)
Interest and financing expense	$(41)	$(39)	$(50)	$-	$-	$-	$-	$(2)	$(1,415)	$(1,547)
Net gain (loss) on sale of assets	$-	$1	$-	$2	$(6)	$(18)	$-	$74	$-	$53
Investment and other (expense) income including doubtful accounts provision	$313	$(2,396)	$(3,521)	$129	$(1,369)	$(278)	$(4,927)	$(114)	$8,130	$(4,033)
Foreign exchange gain (loss)	$(2,141)	$(2,894)	$3,125	$(10)	$(2,718)	$310	$695	$(82)	$3,397	$(318)
Net gains (losses) on commodity and foreign currency contracts	$545	$851	$307	$-	$-	$-	$-	$-	$1,022	$2,725
Income (loss) before income taxes	$2,898	$(1,583)	$1,582	$198	$5,891	$3,497	$2,727	$1,908	$4,744	$21,862
Net income for the period	$1,065	$(2,596)	$2,125	$181	$4,343	$2,948	$395	$3,613	$4,744	$16,818
Capital expenditures	$3,922	$4,329	$-	$193	$346	$983	$10,686	$17,740	$107	$38,306
Segment assets	$64,554	$113,639	$32,865	$1,715	$163,293	$51,479	$330,820	$113,087	$102,353	$973,805
Long-lived assets	$57,545	$90,826	$-	$951	$124,377	$25,151	$286,967	$96,407	$1,608	$683,832

	For six months ended June 30, 2008
	Peru				Mexico		Argentina	Bolivia	Other
	Huaron/ Pyrite	Morococha	Quiruvilca	Peru Office	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente	Corporate Office & USA	Total
Sales to external customers	$46,043	$44,784	$21,670	$-	$61,109	$34,773	$-	$4,450	$-	$212,829
Depreciation and amortization	$(1,700)	$(2,364)	$(707)	$(74)	$(13,619)	$(3,570)	$-	$(502)	$(47)	$(22,583)
Accretion of asset retirement obligation	$(287)	$(180)	$(522)	$-	$(191)	$(163)	$-	$-	$-	$(1,343)
Exploration expense	$-	$-	$-	$(236)	$(957)	$-	$(89)	$(3)	$(437)	$(1,722)
Interest and financing expense	$(86)	$(118)	$(84)	$-	$(55)	$-	$-	$(5)	$(270)	$(618)
Net gain (loss) on sale of assets	$-	$-	$-	$-	$-	$-	$-	$-	$1,098	$1,098
Investment and other (expense) income	$(362)	$1,047	$(278)	$53	$17	$36	$(90)	$18	$1,036	$1,477
Foreign exchange gain (loss)	$(498)	$(3,318)	$(388)	$(21)	$(220)	$210	$962	$150	$921	$(2,202)
Net gains (losses) on commodity and foreign currency contracts	$(238)	$(381)	$64	$-	$-	$-	$-	$-	$1,032	$477
Income (loss) before income taxes	$17,856	$12,422	$5,794	$201	$23,502	$13,270	$783	$1,402	$3,232	$78,462
Net income for the period	$10,223	$8,111	$5,711	$195	$13,239	$9,288	$504	$1,011	$3,232	$51,514
Capital expenditures	$5,071	$8,236	$2,953	$922	$875	$7,167	$60,013	$20,064	$17	$105,318
Segment assets	$67,850	$102,278	$52,646	$1,831	$202,136	$57,742	$264,372	$63,347	$85,187	$897,389
Long-lived assets	$56,539	$81,400	$5,596	$566	$149,829	$28,962	$211,105	$48,561	$1,725	$584,283

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Product Revenue
Silver doré	$53,560	$43,044	$86,542	$76,370
Zinc concentrate	12,635	8,215	19,026	21,825
Lead concentrate	20,938	24,121	33,294	53,517
Copper concentrate	25,501	29,532	44,639	61,999
Silver pyrites	384	648	646	1,420
Royalties	(1,626)	(1,481)	(2,349)	(2,302)
Total	$111,392	$104,079	$181,798	$212,829

Pan American Silver Corp.
Notes to Unaudited Interim Consolidated Financial Statements
As at June 30, 2009 and December 31, 2008 and for the three and six month periods ended June 30, 2009 and 2008
(Tabular amounts are in thousands of U.S. dollars except for number of options and per share amounts)

16.	Commodity and Foreign Currency Contracts

From time to time, the Company mitigates the price risk associated with its base metal production by committing some of its forecasted production under forward sales or option contracts.  The total mark-to- market gain on the Company’s zinc and lead program of $5.2 million remaining as of June 30, 2009, is due to settle monthly during 2009.

Approximately one-third of the Company’s operating and capital expenditures are denominated in local currencies other than the US dollar.  These expenditures are exposed to fluctuations in US dollar exchange rates relative to the local currencies.  From time to time, the Company mitigates part of this currency exposure by accumulating local currencies or by entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to US dollars.  In anticipation of operating expenditures in Peruvian nuevo sol (“PEN”) and Mexican pesos (“MXN”), at June 30, 2009 the Company had entered into foreign currency contracts with an aggregated nominal value of $23.0 million for PEN and $12.0 million for MXN settling between July and December 2009 at an average PEN/US$ exchange rate of 2.88 and an average MXN/US$ exchange rate of 11.48.  At June 30, 2009, the mark-to-market value of the Company’s local currencies positions was an unrealized loss of $4.0 million.  In addition, Pan American was holding cash and short-term investment balances equivalent to $0.3 million in PEN, $8.3 million in MXN, and $13.9 million in CAD as at June 30, 2009.

17.	Joint Venture with Orko Silver Corp.

On April 14, 2009, Pan American and Orko Silver Corp. (“Orko”) announced that they have reached an agreement outlining the terms under which they may jointly develop La Preciosa silver project in the state of Durango, Mexico.

Pan American has agreed to spend a minimum of $5.0 million in the first 12 months of the development program to maintain its interest in the Joint Venture, of which a minimum of $2.5 million will be spent to continue to explore the highly prospective land package that Orko is bringing to the joint venture.  In order to maintain its interest in the joint venture, Pan American has agreed to conduct resource definition drilling, acquire necessary surface rights, obtain permits, and ultimately prepare and deliver a feasibility study over the next 36 months.

The Company’s accounting treatment of the interest in the Orko joint venture is being evaluated while the final structure of the joint venture is due to be finalized during the third quarter of 2009 as per the agreement.  Until such time as an economic analysis is completed and proven and probable reserves are established, costs incurred through the joint venture company will be expensed.  For the three and six months ended June 30, 2009, the total expense recognized arising from the Orko joint venture is $NIL and $0.7 million.